UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number 1-8858

A.	Full title of the plan and the address of the plan, if different from that of the issuer name below:

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNITIL CORPORATION

6 Liberty Lane West, Hampton, New Hampshire 03842-1720

Financial Statements and

Report of Independent

Registered Public Accounting Firm

The Unitil Corporation

Tax Deferred

Savings and Investment Plan

December 31, 2007 and 2006

CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - DECEMBER 31, 2007 AND 2006	4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS—YEAR ENDED DECEMBER 31, 2007	5

NOTES TO FINANCIAL STATEMENTS	6-13

SUPPLEMENTAL INFORMATION

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007	15

SCHEDULES REQUIRED UNDER THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, OTHER THAN THE SCHEDULE LISTED ABOVE, ARE OMITTED BECAUSE OF THE ABSENCE OF CONDITIONS UNDER WHICH THE SCHEDULES ARE REQUIRED.

SIGNATURES	16

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

To the Administrator of The Unitil Corporation Tax Deferred Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Unitil Corporation Tax Deferred Savings and Investment Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ VITALE, CATURANO & COMPANY, LTD.

June 30, 2008

Boston, Massachusetts

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2007	2006
Investments at Fair Value:
Registered Investment Companies:
American Balanced Fund	$1,719,742	$1,534,550
Growth Fund of America	9,223,292	8,532,165
MainStay High Yield Corporate Bond Fund	829,229	534,271
PIMCO Real Return Fund	295,790	205,886
PIMCO Total Return Fund	1,137,712	1,014,270
Barclays LifePath Retirement Fund	45,992	32,551
Barclays LifePath 2010 Fund	74,176	54,337
Barclays LifePath 2020 Fund	193,161	107,656
Barclays LifePath 2030 Fund	104,501	123,684
Barclays LifePath 2040 Fund	64,195	99,023
MainStay S&P 500 Index Fund	1,392,577	1,294,214
Van Kampen Growth and Income Fund	3,729,406	3,759,233
Davis New York Venture Fund	443,396	284,591
STI Classic Small Cap Growth Stock Fund	—	440,037
Jennison Small Company Fund Z	571,219	—
Franklin Small-Mid Cap Growth Fund	266,572	185,931
Third Avenue Small Cap Value Fund	32,784	—
JP Morgan Mid Cap Value Fund	742,005	820,396
Royce Low-Priced Stock Fund	802,005	821,687
TCW Galileo Value Opportunities Fund	278,592	220,935
Fidelity Advisor Diversified International Fund	3,352,574	3,005,941

Total Registered Investment Companies	25,298,920	23,071,358

Stable Value Fund (New York Life Anchor Account)	6,184,743	5,709,151
Participant Loans	790,043	724,603
Unitil Corporation Stock Fund:
Unitil Corporation Common Stock	4,905,231	4,484,415
MainStay Cash Reserves Fund I	261,783	220,260

Total Unitil Corporation Stock Fund	5,167,014	4,704,675

Net Assets Available for Benefits	$37,440,720	$34,209,787

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31,

2007
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$420,388
Interest on participant loans	56,479
Interest and dividends	2,341,732

Total investment income	2,818,599

Contributions:
Participant	1,783,677
Employer	528,490
Rollover	37,234

Total contributions	2,349,401

Total additions	5,168,000

Deductions from net assets attributed to:
Benefits paid to participants	(890,155)
Rollover distributions	(1,020,978)
In-kind distribution of securities	(25,934)

Total deductions	(1,937,067)

Net increase	3,230,933
Net assets available for benefits:
Beginning of year	34,209,787

End of year	$37,440,720

(The accompanying Notes are an integral part of these financial statements.)

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE A – DESCRIPTION OF PLAN

The following description of The Unitil Corporation (the “Company”) Tax Deferred Savings and Investment Plan (“Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Company and its wholly-owned subsidiaries Unitil Service Corporation, Unitil Energy Systems, Inc. and Fitchburg Gas and Electric Light Company (the “subsidiaries”), who satisfy the eligibility requirements. The Company has engaged New York Life Trust Company as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (the “Code”).

The Plan’s effective date is July 1, 1985. The Plan was last amended and restated effective July 30, 2004 to comply with current Federal regulations. A further amendment was made to the Plan effective June 1, 2005 to provide maximum flexibility for participants to withdraw money from the Plan after retirement or other termination of employment.

Eligibility

Employees are eligible to participate in the Plan on the first of the month following:

(1)	Attainment of age 18, and
(2)	Completion of 1,000 hours of credited service, as defined by the Plan Document.

Participant Contributions

Participants may contribute from 1% to 85% of their compensation, as defined by the Plan Document, on a pre-tax and/or after-tax basis. Participants may elect to apply the deferral percentage to either (1) total base pay, as defined by the Plan Document, or (2) total base pay plus bonuses, commissions, incentive and overtime pay. These contributions are subject to Code limitations.

Participants who are age 50 or will turn age 50 by the end of the Plan year may be eligible to make “catch-up” contributions, as defined by the Plan Document and the Code.

Participants may also make rollover contributions into the Plan from other qualified plans.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Employer Contributions

The Company matches participant contributions on a dollar-for-dollar basis, up to the first three (3%) percent of base pay, bonuses and incentives, as defined by the Plan Document. Overtime pay and commissions are not included in the definition of compensation eligible for matching purposes.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan Document. A participant is 100 percent vested after three years of credited service. If a participant terminates employment for any reason other than disability, death or retirement, the participant will be entitled to the full amount of contributions they have deposited, plus a percentage of their account balance derived from employer contributions based upon the following schedule:

Years of Service	% Vested
0-1	0%
1-2	33%
2-3	67%
3+	100%

A participant will become 100% vested in his or her account as a result of disability, death or retirement.

Participant Loans Receivable

Participants may borrow from their account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate that is fixed at the origination of the loan at the then prime rate plus one percent (1%). Principal and interest is paid ratably through monthly payroll deductions. As of December 31, 2007, there are 110 loans to participants, maturing from 2008 to 2020 with interest rates ranging between 5.00% and 9.25%.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, partial distribution of any portion of the account balance, or annual installments over a fixed number of calendar

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

quarters or years. Payments are generally received in cash. Participants may elect to receive in-kind distributions of employer securities.

Normal Retirement Date

A participant’s normal retirement benefit date is the date the participant reaches his or her 65th birthday.

Forfeitures

A participant who terminates his or her employment prior to becoming eligible for benefits and does not have a 100% vested right to Company contributions, forfeits the amounts not vested. Such forfeited amounts are used to reduce future Company contributions. Forfeited amounts used to reduce future Company contributions were $1,697 in 2007. There were $2,275 and $935 of unallocated forfeited amounts available to reduce future Company contributions at December 31, 2007 and 2006, respectively.

Investment Options

The Plan offers twenty-two investment portfolio or fund options consisting of registered investment companies (mutual funds), one pooled separate account (New York Life Anchor Account – Stable Value Fund) and the Unitil Corporation Stock Fund, described below (comprised of Company shares and a money market fund). Participants may change their investment options daily, and all investments within the Plan are participant-directed.

Unitil Corporation Stock Fund (Unitil Corporation, no par value common stock)

The Unitil Corporation Stock Fund (Stock Fund) is set up to hold common shares for the participants of the Plan and maintains liquidity in cash and cash equivalents to facilitate the timely settlement of participant transactions. Participants may allocate or withdraw their account balances between this fund and other funds without restrictions. At December 31, 2007 and 2006, the Stock Fund had approximately 5% in cash and cash equivalents and 95% in Company stock.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Management Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Newly Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157, “Fair Value Measurements”, (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 to have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

Registered investment companies (mutual funds) and money market funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The contract value of the New York Life (NYL) Stable Value Fund, which approximates fair value, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses (See Note F). The Unitil Corporation common stock is valued at fair value based on quoted market price. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates fair value.

Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Expenses

The Plan’s expenses are paid by the Company, as provided in the Plan Document. Investment management fees are netted against the earnings of each fund.

NOTE C – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits.

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE D – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA with respect to its employees by a written resolution with a copy delivered to the Plan’s trustee. In the event of a Plan termination, participants would become fully vested in the balance of their accounts and the Plan assets would be distributed in accordance with the terms of the Plan.

NOTE E – TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 24, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

Amounts contributed to the participants’ accounts by the Company are taxable to the participants in the year of distribution. Contributions made by participants are excludible from income for individual Federal income tax purposes up to specified limits. Contributions made by the Company are deductible for Federal income tax purposes within specified limits.

Although the Plan has been amended since the date of the IRS letter, the Company believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. New York Life has received its advisory letter for their volume submitter plan document and will be restating and submitting our plan for an updated determination letter according to the IRS time line. The Company believes that the Plan is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been provided for in the Plan’s financial statements.

NOTE F – NEW YORK LIFE STABLE VALUE FUND

The investment in the Stable Value Fund is a pooled account with New York Life. New York Life maintains the Plan’s contributions in a separate account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The investment contract issuer, New York Life, is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The NYL Stable Value Fund investment contract is fully benefit-responsive, as defined in the American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4 (SOP 94-4), as amended by FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), which requires that investment contracts held by a defined-contribution plan be reported at fair value. The contract value of the Plan’s investment in the NYL Stable Value Fund approximates fair value, as reported to the Plan by New York Life, and represents contributions made under the contract, plus earnings, less participant withdrawals and

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. SOP 94-4, as amended by the FSP also requires the following disclosures for fully benefit-responsive investment contracts:

•

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a daily basis for resetting.

•

Certain events could limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields:	2007	2006
Based on actual earnings	5.24%	4.66%
Based on interest rate credited to participants	4.74%	4.16%

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

NOTE G – INVESTMENTS

The Plan’s investments (including gains and losses on investments realized, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2007
Registered Investment Companies (at fair value):
American Balanced Fund	$16,745
Growth Fund of America	300,016
MainStay High Yield Corporate Bond Fund	(41,775)
PIMCO Real Return Fund	7,155
PIMCO Total Return Fund	32,106
Barclays LifePath Retirement Fund	(665)
Barclays LifePath 2010 Fund	(2,325)
Barclays LifePath 2020 Fund	(7,213)
Barclays LifePath 2030 Fund	(6,160)
Barclays LifePath 2040 Fund	(4,134)
MainStay S&P 500 Index Fund	38,307
Van Kampen Growth and Income Fund	(140,293)
Davis New York Venture Fund	10,448
STI Classic Small Cap Growth Stock Fund	1,807
Jennison Small Company Fund Z	21,717
Franklin Small-Mid Cap Growth Fund	(27,920)
Third Avenue Small Cap Value Fund	(2,080)
JP Morgan Mid Cap Value Fund	(41,435)
Royce Low-Priced Stock Fund	(91,177)
TCW Galileo Value Opportunities Fund	(55,326)
Fidelity Advisor Diversified International Fund	(153,743)

(145,945)
Common Stock (at fair value):
Unitil Corporation	566,333

Total	$420,388

The Unitil Corporation Tax Deferred Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Investments that represent 5% or more of the Plan’s Net Assets Available for Benefits as of December 31, 2007 and 2006, respectively, are as follows:

Funds (at fair value):	2007	2006
Growth Fund of America	$9,223,292	$8,532,165
Stable Value Fund (New York Life Anchor Account)	$6,184,743	$5,709,151
Van Kampen Growth and Income Fund	$3,729,406	$3,759,233
Fidelity Advisor Diversified International Fund	$3,352,574	$3,005,941
Unitil Corporation Common Stock	$4,905,231	$4,484,415

NOTE H – UNITIL CORPORATION STOCK FUND

Information about the significant components of the change in net assets relating to the Unitil Corporation Stock Fund for the year ended December 31, 2007 is as follows:

Fair Value, beginning of year	$4,704,675
Contributions:
Employee	187,765
Employer	50,400
Loan Repayments	88,467

Total Contributions	326,632

Interest and Dividend Reinvestment Income	255,115
Net Appreciation in Fair Value	566,333
Benefits Paid to Participants	(439,173)
Loans to Participants	(107,165)
Interfund Transfers and Other	(139,403)

Fair Value, end of year	$5,167,014

NOTE I – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments such as shares of registered investment companies in the Mainstay fund family and the New York Life Stable Value Fund are managed by affiliates of New York Life Trust Company, the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions as that term is defined in Section 3(14) of ERISA. Also included in the Plan’s investments are common shares of Unitil Corporation, the Plan’s sponsor, and loans to participants. These transactions also qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

The Unitil Corporation Tax Deferred Savings and Investment Plan

Employee Identification Number 02-0381573

Plan Number 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2007

(a)	(b)	(c)					(d)	(e)
		Description of Investment
Identity of Insurer, Borrower, Lessor or Similar Party		Type of Investment	Maturity Date	Rate of Interest	Collateral	Par or Maturity Value	Cost	Current Value
	American Balanced Fund	Registered Investment Company	n/a	n/a	n/a	n/a	n/a	$1,719,742
	Growth Fund of America	“	n/a	n/a	n/a	n/a	n/a	9,223,292
*	Mainstay High Yield Corp. Bond Fund	“	n/a	n/a	n/a	n/a	n/a	829,229
	PIMCO Real Return Fund	“	n/a	n/a	n/a	n/a	n/a	295,790
	PIMCO Total Return Fund	“	n/a	n/a	n/a	n/a	n/a	1,137,712
	Barclays LifePath Retirement Fund	“	n/a	n/a	n/a	n/a	n/a	45,992
	Barclays LifePath 2010 Fund	“	n/a	n/a	n/a	n/a	n/a	74,176
	Barclays LifePath 2020 Fund	“	n/a	n/a	n/a	n/a	n/a	193,161
	Barclays LifePath 2030 Fund	“	n/a	n/a	n/a	n/a	n/a	104,501
	Barclays LifePath 2040 Fund	“	n/a	n/a	n/a	n/a	n/a	64,195
*	MainStay S&P 500 Index Fund	“	n/a	n/a	n/a	n/a	n/a	1,392,577
	Van Kampen Growth and Income Fund	“	n/a	n/a	n/a	n/a	n/a	3,729,406
	Davis New York Venture Fund	“	n/a	n/a	n/a	n/a	n/a	443,396
	Jennison Small Company Fund Z	“	n/a	n/a	n/a	n/a	n/a	571,219
	Franklin Small-Mid Cap Growth Fund	“	n/a	n/a	n/a	n/a	n/a	266,572
	Third Avenue Small Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	32,784
	JP Morgan Mid Cap Value Fund	“	n/a	n/a	n/a	n/a	n/a	742,005
	Royce Low-Priced Stock Fund	“	n/a	n/a	n/a	n/a	n/a	802,005
	TCW Galileo Value Opportunities Fund	“	n/a	n/a	n/a	n/a	n/a	278,592
	Fidelity Advisor Diversified International Fund	“	n/a	n/a	n/a	n/a	n/a	3,352,574
*	Stable Value Fund (New York Life Anchor Account)	Pooled Separate Account	n/a	5.24%	n/a	n/a	n/a	6,184,743
*	Unitil Corporation Common Stock	Common Stock	n/a	n/a	n/a	n/a	n/a	4,905,231
*	Mainstay Cash Reserves Fund I	Money Market Fund	n/a	n/a	n/a	n/a	n/a	261,783
*	Participant Loans		varies	5.00%- 9.25%	n/a	n/a	—	790,043

	Total							$37,440,720

*	Represents a party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITIL CORPORATION TAX DEFERRED SAVINGS AND INVESTMENT PLAN (Name of Plan)

Date: June 30, 2008	/s/ Mark H. Collin
Mark H. Collin Chief Financial Officer